May 15, 2006

Via U.S. Mail and Facsimile

Jurgen E. Schrempp
Chairman
DaimlerChrysler AG
Epplestrasse 225
70567
Stuttgart, Germany

DaimlerChrysler AG  --	Form 20-F for the fiscal year ended
December
31, 2004
				Form 20-F for the fiscal year ended December
31,
2005
      Response letters dated August 15, 2005, December 12,
      2005, and April 5, 2006
				File No. 1-12356

Dear Mr. Schrempp:

      We have reviewed your response letters and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

We note your responses of August 15, 2005, December 12, 2005 and April 5, 2006, to our comments regarding your contacts with Cuba, Iran, Sudan and Syria, countries identified by the U.S. State Department as state sponsors of terrorism. We note particularly your qualitative analyses of the materiality to you of those contacts and whether they pose a material investment risk to your security holders.

You point out in your analyses that more than 83% of your ordinary shares are held by non-U.S. shareholders. Please advise us of the percentage of your consolidated revenues derived from sales in the U.S. during each of 2005, 2004 and 2003. Address for us the possibility that your revenue and share value may be negatively impacted by your ongoing business contacts with countries identified as terrorist-sponsoring states, in light of the investor sentiment, and potential customer sentiment, evidenced by the U.S. state legislative initiatives and university policies described in our earlier letters to you, and by initiatives undertaken by other private organizations.

      Please understand that we may have additional comments after we review your response to our comment. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Dr. Peter Waskonig
		Vice President and General Counsel
	DaimlerChrysler AG


		Max Webb
		Assistant Director
		Division of Corporation Finance
Jurgen E. Schremp
DaimlerChrysler AG
May 15, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE